SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


               Damhead Finance (Netherlands) B.V.
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

     Laurence M. Hamric, Esq.         Thomas C. Havens, Esq.
     Associate General Counsel        Whitman Breed Abbott & Morgan LLP
     Entergy Services, Inc.           200 Park Avenue
     639 Loyola Avenue                New York, New York  10166
     New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    4 Park Plaza, Suite 2000
                    Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Damhead Finance (Netherlands) B.V. ("Damhead B.V.") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

     Item 1.      Name, Business Address, Facilities and
                  Ownership.

     The name and business address of the company claiming FUCO status is

              Damhead Finance (Netherlands) B.V.
              World Trade Center
              Tower B, 17th Floor
              Strawinskylaan 1725
              1077 XX Amsterdam
              The Netherlands

     Damhead B.V., an indirect wholly-owned subsidiary of Entergy, owns an indirect interest in Entergy Power Operations Damhead Creek Limited Partnership, an indirect FUCO subsidiary of Entergy which will provide operations and maintenance services to Damhead Creek Limited ("DCL"), another indirect FUCO subsidiary of Entergy. DCL is developing and will own a gas-fired, combined cycle electric generating facility in the County of Kent, England (the "Plant"). As currently configured, the Plant will include/be based upon two gas-fired turbines and one steam turbine, and related auxiliary equipment. The Plant will have a generating capacity of approximately 792 megawatts (at average site conditions).

     Other than Entergy and its subsidiaries, no person holds a 5% or more voting interest in Damhead B.V.

     Item 2.   Domestic Associate Public-Utility Companies of
Damhead B.V. and their   Relationship to Damhead B.V.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of Damhead B.V.: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with Damhead B.V.

                EXHIBIT A.  State Certification.



     Not applicable.

                           SIGNATURES

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                         By: /s/ Frederick F. Nugent
                               Frederick F. Nugent
                               Assistant Secretary



Dated:  April 19, 1999